[SENTINEL FUNDS LOGO]

One National Life Drive
Montpelier, VT 05604


                               September 23, 2005


VIA EDGAR
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Sentinel Group Funds, Inc.
         Preliminary Proxy Statement
         File No. 811-00214

Dear Mr. Greene:

         We respond to oral comments of the Staff given on September 14, 2005 regarding the preliminary proxy statement ("Proxy Statement") of Sentinel Group Funds, Inc. ("Registrant"), which was filed on September 9, 2005 with the Securities and Exchange Commission. I have also included a draft of the proxy card related to this Proxy Statement.

1. Comment: Confirm that the manner in which assets are aggregated under current advisory fee schedules to determine advisory fee breakpoints is appropriate under Section 17(d) of the Investment Company Act of 1940, as amended ("Section 17(d)").

     Response: Under the current investment advisory agreements between Sentinel Advisors Company ("Sentinel") and Sentinel Group Funds, Inc., each series of Sentinel Group Funds, Inc. ("Fund") pays its own advisory fees under its own advisory fee schedule, which has been approved by the Funds' Board of Directors. It is only in determining the effective advisory fee rate under its advisory fee schedule when each Fund is able to take into consideration not only its own assets, but also the assets of certain other Funds. This fee structure is not a prohibited joint transaction, joint enterprise or joint arrangement under Section 17(d) and its related rules. This is not an arrangement in which Sentinel or another Fund is in a position to benefit to the detriment of a particular Fund. In all such cases, Sentinel receives a lower advisory fee rate than it would otherwise receive under each Fund's advisory fee schedule, and each Fund pays a lower advisory fee rate than it would otherwise pay under its advisory fee schedule. We believe this fee structure was implemented in an attempt to recognize that, in certain cases, economies of scale may be recognized in the management of Funds with similar strategies. Finally, Rule 17d-1 specifically excludes investment advisory contracts from the definition of a "joint enterprise or other joint arrangement."

Mr. Larry Greene
September 23, 2005
Page 2




2. Comment: Please explain why the Board's consideration of services provided by the Advisor's affiliates was relevant to its approval of the amendments to the advisory agreements and whether the proxy statement disclosure was intended to meet the guidelines set forth in the final rule related to shareholder report disclosure of Board approval of investment advisory agreements.

     Response: Certain of the Advisor's affiliates provide services and facilities that assist in the Advisor's business. Registrant has revised the disclosure to remove any specific reference to the consideration of distribution services in the Board's approval of the proposed advisory agreement amendments and to address comments from certain of the Directors and Fund counsel, as shown in the attached Proxy Statement marked to show changes. This disclosure is intended to comply with the rules applicable to this form of Proxy Statement. However, the guidance related to similar disclosure in the shareholder reports was considered in its drafting.

3. Comment: Clarify in the introduction to Proposal 3 that the entire Charter is being replaced by the Articles of Amendment and Restatement attached to the Proxy Statement.

     Response: Registrant has revised the disclosure as shown in the attached Proxy Statement marked to show changes.

4. Comment: Explain the drawbacks to providing the Board authority to redeem shares and exclusive authority to amend the Bylaws.

     Response: Registrant has revised the disclosure as shown in the attached Proxy Statement marked to show changes.

5. Comment: Describe the fund-level portfolio risks involved in approving the repeal of the investment policies in the Bylaws.

     Response: The fund-level portfolio risks, if any, resulting from the repeal of the investment policies in the Bylaws are described under Proposals 4a-4d in the attached Proxy Statement marked to show changes.

6. Comment: Describe more clearly each proposal under Proposal 4 and separate out each proposed policy change.

7. Response: Registrant has revised the disclosure as shown in the attached Proxy Statement marked to show changes.

8.   Comment: Under "Corporate Redemption of Shares", make this change:
     "Articles of Amendment and Restatement".

Mr. Larry Greene
September 23, 2005
Page 3


     Response: Registrant has revised the disclosure as shown in the attached Proxy Statement marked to show changes.

9. Comment: Under "Bylaw Amendments", make this change: "These Amended and Restated Bylaws included in Exhibit C are effective whether or not this Proposal is approved, except that the following Bylaws will be repealed only if Proposal 3 or, with respect to Bylaws 46-48 and 51, Proposal 4 (described below) is approved by shareholders."

10. Response: Registrant has revised the disclosure as shown in the attached Proxy Statement marked to show changes.

     Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any communications relating to this filing to me at (802) 229-7410.

                                                              Very truly yours,

                                                              /s/ Kerry A. Jung

                                                              Kerry A. Jung
                                                              Secretary

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